May 18, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Voya Financial, Inc.
Form 10-K for the Fiscal Year December 31, 2014 Filed February 27, 2015
File No. 001-35897

Dear Mr. Rosenberg:

This letter responds to the comments set forth in the letter, dated May 4, 2015, to Ewout Steenbergen, Executive Vice President and Chief Financial Officer of Voya Financial, Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed with the Commission on February 27, 2015.

We have addressed the comments in the Staff’s May 4, 2015 letter by reproducing the comments below in bold text and providing the Company’s response immediately following.

Form 10-K for the Fiscal Year December 31, 2014

Notes to the Consolidated Financial Statements

Fair Value Measurements (excluding Consolidated Investment Entities)

Valuation of Financial Assets and Liabilities at Fair Value

Fixed Maturities, page 287

Comment:

1.	Refer to your response to comment 1 and please address the following:

•	Clarify what you mean by “principally” in your proposed disclosure in determining fair values. To the extent you use other methods and inputs, revise your proposed disclosure accordingly.

In the Company’s proposed disclosure, the term “principally” was intended to describe valuation methods and inputs applicable to all but an immaterial amount of the relevant class. As of December 31, 2014 and March 31, 2015, the description of fair value methods and inputs used to determine the fair value were applicable to over 99% of each of the relevant asset classes. We understand that the term “principally” may infer an amount less than we intended and we propose that we will remove the term. We propose to make this revision, as well as those described in the additional responses below, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

•	Confirm that the fair value method and inputs used for each “class” (refer to ASC 820-10-50-2B) within each of the four bullets in your proposed disclosure are the same. To the extent that a method and/or inputs used for each “class” within a bullet is different, explain to us why aggregation is reasonable, or further break out your discussion by “class.” In this regard, tell us whether the method and inputs for corporate securities are the same regardless of industry category, credit quality, duration, geographic concentration, or economic characteristic except with respect to “private” versus “public” corporates.

We confirm that the fair value method and inputs are the same for all of the classes described in each of the bullets of our proposed disclosure. However, in order to be more precise regarding the valuation methods and inputs used to determine the fair value of U.S. Treasuries, we will describe the fair value methods and inputs for this class separately from the other classes with which it had been grouped, so as to clarify the following inputs are inapplicable to U.S. Treasuries: credit spreads off benchmark yields, trades of comparable securities and issuer ratings (see the first item in the proposed disclosure, below).

The method and inputs for corporate securities are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics, except with respect to “private” versus “public” corporates.

In response to the Staff’s further comments on these aspects of our proposed disclosures, and in order to further refine our disclosure and provide a clearer relationship between the descriptions of valuation methods and inputs used to determine the fair value of fixed maturity securities and the tabular disclosure of the fair value hierarchy, we will further revise the description of the fair value methods and inputs, as follows:

Class Description	Fair Value Methodology Applied

U.S. Treasuries	Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. Government agencies and authorities State, municipalities and political subdivisions	Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities Foreign corporate public securities and foreign governments	Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities Foreign corporate private securities	Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

Residential mortgage-backed securities Commercial mortgage-backed securities Other asset-backed securities	Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

•	Explain why you do not break out your fixed maturity securities within the table in a manner similar to that in the four bullets discussing your fair value methods and inputs. In this regard, tell us the distinction between “private” versus “public” corporates and why you do not present them separately in the table as separate “classes.”

As noted in our response to the Staff’s fourth comment below, we disaggregated our investment portfolio in the table based on the guidance outlined in ASC 320-10-50-1B, ASC 820-10-50-2B and ASC 942-320-50-2. In our previous disclosures, we combined certain classes of fixed maturity securities in our description of methods and inputs used to determine fair value because we utilize the same methods and inputs for each of these classes. As noted above, we will, in future filings with the Commission, revise our disclosure to provide a clearer relationship between the description of methods and inputs used to determine the fair value of fixed maturity securities and the tabular disclosure of the fair value hierarchy.

Public corporate fixed maturity securities are distinguished from “private” corporates in that they are traded with brokers. Private corporate fixed maturity securities, in contrast, are transacted directly with the issuer of the security. In future filings with the Commission, we will present public and private securities in the fair value hierarchy table as separate components of the “U.S. corporate securities” and “Foreign” line items in order to enhance transparency, as illustrated below:

	Level 1	Level 2	Level 3	Total
Fixed maturities, including securities pledged:
U.S. Treasuries	$3,112.3	$668.9	$—	$3,781.2
U.S. Government agencies and authorities	—	442.1	—	442.1
State, municipalities and political subdivisions	—	798.1	—	798.1
U.S. corporate public securities	—	35,951.3	252.8	36,204.1
U.S. corporate private securities	—	5,298.4	856.8	6,155.2
Foreign corporate public securities and foreign governments	—	8,666.6	15.4	8,682.0
Foreign corporate private securities	—	7,543.9	487.1	8,031.0
Residential mortgage-backed securities	—	6,451.2	109.2	6,560.4
Commercial mortgage-backed securities	—	4,185.9	—	4,185.9
Other asset-backed securities	—	1,453.1	9.3	1,462.4

Total fixed maturities, including securities pledged	$3,112.3	$71,459.5	$1,730.6	$76,302.4

•	Provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of “major security types” and “classes” of corporate securities including what consideration you gave to disaggregating your fixed maturity securities by credit quality. In this regard, it appears that you have significant concentrations near or at non-investment grade quality as shown on page 200.

Our determination of “major security types” and “classes” of fixed maturity securities under ASC 320-10-50-1B and ASC 820-10-50-2B commenced with a consideration of ASC 942-320-50-2, which requires financial institutions to categorize debt securities held in their investment portfolio into the following categories:

•	Debt securities issued by the US Treasury and other US government corporations and agencies,

•	Debt securities issued by states of the United States and political subdivisions of the states,

•	Debt securities issued by foreign governments,

•	Corporate debt securities,

•	Residential mortgage-backed securities,

•	Commercial mortgage-backed securities,

•	Collateralized debt obligations and

•	Other debt obligations.

Our disclosure was prepared to conform to this guidance, subject to a materiality assessment of each category relative to the Company’s total investment portfolio and our consideration of whether additional information would be useful to investors. For example, given the size of the Company’s investments in corporate debt securities issued by non-U.S. issuers, we believe it is useful to investors for our disclosures to separate our corporate debt securities holdings into U.S. and foreign classes. Additionally, because the fair value of foreign government holdings was only approximately $900 million as of December 31, 2014 and March 31, 2015, we have aggregated debt issued by foreign governments with that issued by foreign corporations in our fair value disclosure.

The next step was to assess the need for further disaggregation of the portfolio under the guidance outlined in ASC 320-10-50-1B with respect to business sector, vintage, geographic concentration, credit quality and economic characteristics. We also reviewed ASC 820-10-50-2B with respect to consideration of the nature, characteristics and risks of fixed maturity securities. We concluded that the methods and inputs used to determine fair values of fixed maturity securities were appropriate in light of their respective nature, characteristics, and risks, and, apart from differences between the fair value methods and inputs used for “public” and “private” corporate securities, do not differ within our identified classes based on business sector, vintage, geographic concentration, credit quality or economic characteristics.

Regarding credit quality specifically and the concentration of securities having “near or at non-investment grade quality,” we have concluded that further disaggregation is inappropriate, because the fair value methods and the nature of the inputs used do not vary between securities with different levels of credit quality, and the effect of varying credit qualities on the fair values is accounted for by the inputs used. These include the values reported by the pricing services we use, as well as those generated by our matrix and analytics-based pricing model, both of which utilize as an input credit spreads that are based on the relative credit quality of the security being valued.

Please contact me at (770) 980-6578 if you require further information or wish to discuss our response to the comment letter.

Sincerely,

/s/ Steven T. Pierson
Steven T. Pierson
Chief Accounting Officer